UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Lev Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

52730C101

(CUSIP Number)

J. Peter Wolf, Esq.

Vice President, General Counsel and Secretary

ViroPharma Incorporated

397 Eagleview Boulevard

Exton, Pennsylvania 19341

610-458-7300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 21, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § §240.1 3d- l(e), 240.13d-l(f) or 240.13d- l(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 52730C101

1.	Names of Reporting Persons. ViroPharma Incorporated
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power 1,000
8. Shared Voting Power 0
9. Sole Dispositive Power 1,000
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 100.0%
14.	Type of Reporting Person (See Instructions) CO

Explanatory Note

This Amendment No. 2 to Schedule 13D is being filed by ViroPharma Incorporated, a Delaware corporation (“ViroPharma”), to amend the Schedule 13D filed by ViroPharma with the Securities and Exchange Commission on July 22, 2008, as amended by Amendment No. 1 thereto filed on August 29, 2008 (as amended, the “Schedule 13D”), with respect to the Common Stock, par value $0.01 per share (the “Lev Common Stock”), of Lev Pharmaceuticals, Inc., a Delaware corporation (“Lev”). Capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the prior Schedule 13D. This Amendment No. 2 amends the Schedule 13D as set forth herein. Except as set forth herein, there has been no other material change in the information set forth in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety to read as follows:

(a) – (c). On October 21, 2008, the Merger described in Item 3 was completed. In connection with the Merger and pursuant to Section 3.3 of the Merger Agreement, at the effective time of the Merger all outstanding shares of Lev Common Stock held by Lev or any of its subsidiaries (including shares of Lev Common Stock held in treasury by Lev) or by ViroPharma or any of its subsidiaries (including the 9,661,836 shares of Lev Common Stock previously reported as directly held by ViroPharma) were canceled. Pursuant to Section 3.1(c) of the Merger Agreement, all other outstanding shares of Lev Common Stock (excluding shares held by stockholders who perfect their statutory dissenters’ rights as provided in Section 3.4) were converted at the effective time of the Merger into the right to receive shares of ViroPharma Common Stock, cash and certain non-transferable contingent value rights as further described in Item 3. Pursuant to Section 3.1(b) of the Merger Agreement, each outstanding share of Merger Sub common stock was converted into one share of common stock of Lev, as the surviving corporation of the Merger. The 1,000 shares disclosed to be beneficially owned by ViroPharma in this Amendment No. 2 reflect the shares of common stock of Merger Sub that were converted into shares of common stock of Lev, as the surviving corporation of the Merger.

(d) – (e). Inapplicable.

References to, and descriptions of, the Merger Agreement in this Item 5 are qualified in their entirety by reference to the full text of such agreement, which is filed as Exhibit 2.1 to ViroPharma’s Current Report on Form 8-K filed on July 18, 2008, and which is incorporated by this reference in this Item 5.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

VIROPHARMA INCORPORATED

Date: October 22, 2008	By:	/s/ J. Peter Wolf
J. Peter Wolf
Vice President, General Counsel and Secretary

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